UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
Afya Ltd
(Name of Issuer)
Class A Shares
(Title of Class of Securities)
G01125106
(CUSIP Number)
February 7, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[x]  Rule 13d-1(b)

	[_]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).



SCHEDULE 13G
CUSIP No.
G01125106

1
Names of Reporting Persons

AustralianSuper Pty Ltd
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]
3
Sec Use Only


4
Citizenship or Place of Organization

Australia
Number of
Shares
Beneficially
Owned by Each
Reporting Person
With:

5
  Sole Voting Power


  1,985,875 Class A Shares

6
  Shared Voting Power


  0

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  0
9
Aggregate Amount Beneficially Owned by Each Reporting Person

1,985,875 Class A Shares
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

6.24%
12
Type of Reporting Person (See Instructions)

FI


Item 1.
(a)	Name of Issuer: Afya Ltd
(b)	Address of Issuer?s Principal Executive Offices:

Alameda Oscar Niemeyer, No 119
Sala 504, Vila Da Serra
Nova Lima, Minas Gerais D5 00000 Brazil
Item 2.
(a)	Name of Person Filing:  AustralianSuper Pty Ltd
(b)	Address of Principal Business Office or, if
None, Residence:

Level 33, 50 Lonsdale Street
Melbourne Victoria 3000
Australia
(c)	Citizenship:	Australia
(d)	Title and Class of Securities:	Class A
(e)	CUSIP No.:	G01125106
Item 3. 	If this statement is filed pursuant to
?? 240.13d-1(b) or 240.13d-2(b) or (c), check whether the
person filing is a:
(a)	[_]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under Section 8 of the
Investment Company Act of 1940;
(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance
with Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance
with Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[x]	A non-U.S. institution in accordance with
Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with
Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
____
Item 4.	Ownership
(a)	Amount Beneficially Owned:  	 1,985,875 Class A Shares
 (b)	Percent of Class:  6.24%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:  1,985,875 Class A Shares
	(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following [    ].
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
Not applicable
Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
Not applicable
Item 8.	Identification and classification of members of the group.
Not applicable
Item 9.	Notice of Dissolution of Group.  Not applicable
Item 10.	Certifications.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Signature	Janine Cooper
Name 		Janine Cooper

Duly authorized under Power of Attorney effective as of 7 October 2019, by and on behalf of AustralianSuper Pty Ltd as trustee of AustralianSuper*

* The power of attorney is incorporated herein by reference to Exhibit [___] to the Schedule 13G filed by AustralianSuper on February 12, 2021.



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